

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

September 6, 2007

Mr. Karl Schneider
Senior Vice President, Finance and Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086

        **RE: Zoran Corporation
              Form 10-K for the year ended December 31, 2006
              File No. 0-27246**

Dear Mr. Schneider:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Kevin L. Vaughn
                     Branch Chief